September 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Robert Arzonetti

Re:	German American Bancorp, Inc.
Registration Statement on Form S-4 filed
September 6, 2024, as amended by Amendment
No. 1 filed on September 19, 2024
File No. 333-281985

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, German American Bancorp, Inc. (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 4:00 p.m. (EDT) on Monday, September 23, 2024, or as soon as practicable thereafter.

Please contact Jeremy E. Hill of Dentons Bingham Greenebaum LLP, counsel to the Registrant, at (317) 968-5384 to confirm the effectiveness of the Registration Statement or with any questions you may have concerning this request.

Sincerely,

GERMAN AMERICAN BANCORP, INC.

By:	/s/ Bradley C. Arnett
Bradley C. Arnett, Senior Vice President and
Chief Legal Officer

cc:	Jeremy E. Hill, Dentons Bingham Greenebaum LLP
Peter G. Weinstock, Hunton Andrews Kurth LLP
Beth A. Whitaker, Hunton Andrews Kurth LLP